Terra Tech Corp. TRTC 4700 Von Karman Ave. STE 110 Newport Beach, CA 92660 Phone: 888.330.6883

May 28, 2015

VIA EDGAR TRANSMISSION

Mr. Martin James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Terra Tech Corp. Form 10-K for the fiscal year ended December 31, 2014 Filed March 27, 2015 File No. 000-54258

Dear Mr. James:

Terra Tech Corp., a Nevada corporation (the “Company,” “we,” “us,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 4, 2015 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 000-54258) (the “Form 10-K”) filed with the Commission on March 27, 2015.

This letter sets forth the comments of the Staff in the Comment Letter (numbered in accordance with the Comment Letter) and, following each comment, sets forth our response. In response to Comment No. 3, we are simultaneously filing an amendment to the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2014

Consolidated Statement of Operations, page F-4

1. We note from this statement that you recorded “Loss from derivatives issued with debt greater than debt carrying value” and “Gain (Loss) on fair market valuation of derivatives” during the years ended December 31, 2013 and 2014, but we do not see where you have made any disclosures regarding the derivative instruments you hold. Please explain to us the nature of any derivatives you hold and clearly explain how you are accounting for them, citing any authoritative literature upon which you are relying. Revise future filings to provide all applicable disclosures required by FASB ASC 815.

Response: We have accounted for our derivative liability conversion feature in accordance with the FASB Accounting Standards Codification Topic 815 (“ASC 815”). The embedded conversion option has been separated from the debt and accounted for as a derivative liability under the guidance in ASC 815. The host debt instrument is accounted for as a liability. Accordingly, we have revised the relevant disclosures in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, and will continue to include such disclosures in future filings to include the valuation of the separated conversion features for each such reporting period, as well as to include disclosure the nature of our derivatives, as follows:

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Response of Terra Tech Corp.

to Staff Comment Letter of May 4, 2015

The following table represents the fair value hierarchy for those financial assets measured at fair value on a recurring basis:

	Fair Value at
	March 31,	Fair Value Measurement Using
	2015	Level 1	Level 2	Level 3

Derivative liability - Conversion Feature	$1,322,800	-	-	$1,322,800
	$1,322,800	-	-	$1,322,800

	Fair Value at
	December 31,	Fair Value Measurement Using
	2014	Level 1	Level 2	Level 3

Derivative liability - Conversion Feature	$1,253,000	-	-	$1,253,000
	$1,253,000	-	-	$1,253,000

Liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Balance at December 31, 2014	$1,253,000
Change in fair market value of Conversion Feature	(408,200)
Issuance of equity instruments with debt greater than debt carrying amount	224,000
Derivative debt converted into equity	254,000
Balance at March 31, 2015	$1,322,800

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Response of Terra Tech Corp.

to Staff Comment Letter of May 4, 2015

Note 15 – Litigation and Claims, page F-25

2. We see your disclosure that “depending on the amount and timing of such disposition, an unfavorable resolution of some or all of these matters could materially affect the future results of operations or cash flows in a particular period.” Further we see you disclosed that you have not made any accrual for potential losses relating to pending litigation. Please explain to us how you considered the disclosure requirements of FASB ASC 450-20-50. In this regard, please note that if there is at least a reasonable possibility that a loss could be incurred that exceeds amounts accrued for any loss contingency outstanding, you are required to disclose an estimate of the reasonably possible loss or include disclosures that specifically refer to you inability to estimate the reasonably possible loss or range of loss. Revise future filings, as necessary, to include all disclosures required by FASB ASC 450-20-50.

Response: We have relied on FASB Accounting Standards Codification Topic 450 (“ASC 450”) in preparing our financial statements. We have taken into account the nature of loss contingencies, potential magnitude, and the potential timing of any litigation with which we are involved. We will continue to comply with ASC 450 and confirm that in future filings, we will update the language in the note to our financial statements addressing litigation and claims to clarify the basis upon which we assessed reasonable probability and whether accruals should be established for the liabilities related to our legal matters pursuant to ASC 450.

Accordingly, we have revised the relevant disclosures, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, where, based on the criteria set forth in ASC 450, there is no need to record an accrual for commitments and contingencies in our financial statements, as follows:

15. LITIGATION AND CLAIMS

We are the subject of lawsuits and claims arising in the ordinary course of business from time to time. We review any such legal proceedings and claims on an ongoing basis and follow appropriate accounting guidance when making accrual and disclosure decisions. We establish accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. To estimate whether a loss contingency should be accrued by a charge to income, we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of the loss. We do not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated. Based upon present information, we determined that there were no matters that required an accrual as of the balance sheet date, nor were there any asserted or unasserted claims for which material losses are reasonably possible.

Item 9A. Controls and Procedures, page 35

3. We note that given several material weaknesses identified during management’s assessment of the effectiveness of your internal control over financial reporting, management concluded that your internal control over financial reporting was not effective as of December 31, 2014. We also note that one of the material weaknesses identified in you internal controls and procedures included ineffective controls over period end financial disclosures and reporting processes. In light of this please explain to us how you concluded that your disclosure controls and procedures were effective at December 31, 2014.

Response: Our chief executive officer and chief financial officer concluded that the effectiveness of our disclosure controls and procedures were not effective as of December 31, 2014. Due to a scrivener’s error, our disclosure inadvertently stated that such disclosure controls and procedures were effective. We will amend the Form 10-K to include the following revised language:

Evaluation of Disclosure Controls and Procedures

As of the end of the fiscal year ended December 31, 2014, we carried out an evaluation, under the supervision and with the participation of members of our management, including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) of the Exchange Act. Our CEO and our CFO have concluded, based on their evaluation, that, as of December 31, 2014, our disclosure controls and procedures were not effective at the end of the fiscal year to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures.

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Response of Terra Tech Corp.

to Staff Comment Letter of May 4, 2015

4. As a related matter, we note that Management’s Annual Report on Internal Control Over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework that was used to perform your assessment – i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013. Please tell us the version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework that was used to perform your assessment disclosed in this Form 10-K. In future filings please identify the version of the COSO Integrated Framework you used in the assessment. Refer to Item 308(a)(2) of the Regulation S-K.

Response: In our evaluation of our internal control over financial reporting disclosed in the Form 10-K, our management used the 2013 version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework (the “COSO Integrated Framework”). In future filings, we will identify the version of the COSO Integrated Framework that management uses in such assessment. We will also identify the version of the COSO Integrated Framework used by management in the amendment to the Form 10-K that we are filing in response to Comment No. 3.

We acknowledge that:

  We are responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call me at (855) 447-6967 or our counsel, Randy Katz of Baker & Hostetler LLP at (714) 966-8807.

Sincerely,

Derek Peterson
Chief Executive Officer

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